Exhibit 99.1

Canadian Zinc Corporate Reorganisation

•	Internal restructuring to facilitate future financing of the Prairie Creek Mine
•	Name to be changed to NorZinc Ltd.

CZN-TSX
CZICF-OTCQB

VANCOUVER, May 29, 2018 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) ("Canadian Zinc" or the "Company") announces that at its upcoming Annual General and Special Meeting to be held on June 27, 2018, shareholders will be asked to approve a statutory Arrangement to reorganise the Company into a separate publicly-listed holding corporation, to be named NorZinc Ltd., and a directly held, wholly-owned, operating subsidiary.

Currently the Company's flagship asset, the Prairie Creek Zinc-Lead-Silver project, is held directly by the public company Canadian Zinc Corporation.  The objective of the arrangement is to structure the assets of the Company to facilitate future project financing of the Prairie Creek project.

Discussions to date with financial institutions have confirmed that the opportunity of raising project debt financing to complete the development and construction of the Prairie Creek mine would require that the Prairie Creek project be held in a separate stand-alone entity, and that the public parent company be structured to act as project sponsor.

Management determined that the proposed Arrangement, which will create a new holding company, to be named NorZinc Ltd., while leaving all the Prairie Creek property, assets, agreements and permits in place held in a wholly-owned subsidiary, is the most efficient way to accomplish this objective.

If the Arrangement is approved and completed, all the shares of Canadian Zinc will be exchanged for shares of NorZinc, on a one-for-one basis, and there will be no impact on a shareholder's ultimate economic interest.

It is anticipated that the shares of NorZinc will trade on the TSX under the existing symbol, "CZN" and will trade on the OTCQB under the existing symbol, "CZICF".

Shareholders as of the record date of May 18, 2018 (the "Record Date") will be eligible to vote at the AGM. Meeting materials including the Company's Management Information Circular, will be available on the Company's website and mailed to all shareholders as of the Record Date on or after May 31, 2018.

Prairie Creek Project

In September 2017, Canadian Zinc announced the results of its 2017 Feasibility Study ("2017 FS") which contemplates a mine life of 15 years resulting in $3 billion in net revenue and $1.3 billion in earnings before interest, taxes, depreciation and amortization ("EBITDA") over the life of the mine and pre-tax Net Present Value ("NPV") of $344 million, using an 8% discount rate, with an Internal Rate of Return ("IRR") of 24% (post-tax NPV of $188 million and an IRR of 18%) and using base case metal price forecasts of US$1.10 per pound for zinc, US$1.00 per pound for lead and US$19 per ounce for silver with a foreign exchange rate of CA$1.25=US$1.00.

A Technical Report prepared in accordance with National Instrument 43-101 Standards for Disclosure for Mineral Projects reporting the results of the 2017 Feasibility Study was filed on SEDAR on October 31, 2017.

For 2018, specific programs are being planned to further de-risk the Prairie Creek Project, which will include detailed engineering and design of the mine facilities, rehabilitation of equipment and accommodations, hydrological investigations and initial site/underground preparation.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, an advanced-stage zinc-lead-silver property, located in the Northwest Territories. Canadian Zinc also owns an extensive land package in central Newfoundland that it is exploring for copper-lead-zinc-silver-gold deposits.

Qualified Person: Alan Taylor, P.Geo., Vice President of Exploration, Chief Operating Officer and Director of the Company, who is a Non-Independent Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"), has prepared, supervised the preparation of or reviewed, the parts of this News Release that are of a scientific or technical nature.

Forward-Looking Information

This news release contains certain forward-looking information, including, among other things, the closing of the equity financing and the expected completion of the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, regulatory and shareholder approval of the financing, conditions of the financing being met, the issue of permits, the size and quality of mineral resources and reserves, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Statements about the Company's planned/proposed Prairie Creek Mine operations, which includes future mine grades and recoveries; the Company's plans for further exploration at the Prairie Creek Mine and other exploration properties; future cost estimates pertaining to further development of the Prairie Creek Mine and items such as long-term environmental reclamation obligations; financings and the expected use of proceeds thereof; the completion of financings and other transactions; the outlook for future prices of zinc, lead and silver; the impact to the Company of future accounting standards and discussion of risks and uncertainties around the Company's business are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, the Company's actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. You should not place undue reliance on these forward-looking statements.

The Company cautions that the list of factors set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Company's public filings with the Canadian securities regulatory authorities, including its most recent Annual Report, quarterly reports, material change reports and news releases, and with the SEC. In particular, your attention is directed to the risks detailed therein concerning some of the important risk factors that may affect its business, results of operations and financial conditions. You should carefully consider those risks, in addition to the other information in the Company's filings and the various public disclosures before making any business or investment decisions involving the Company and its securities.

The Company undertakes no obligation to revise or update any forward-looking statement, or any other information contained or referenced in this News Release to reflect future events and circumstances for any reason, except as required by law. In addition, any forecasts or guidance provided by the Company are based on the beliefs, estimates and opinions of the Company's management as at the date of this News Release and, accordingly, they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except as required by law, the Company undertakes no obligation to update such projections if management's beliefs, estimates or opinions, or other factors should change.

SOURCE Canadian Zinc Corporation

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%CIK: 0000910569

For further information: John F. Kearney, Chairman & Chief Executive, (416) 362-6686, Suite 1805, 55 University Avenue, Toronto, ON, M5J 2H7; Don MacDonald, President, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC, V6B 4N9, Tollfree:1-866-688-2001; Steve Dawson, Vice President, Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON, M5J 2H7, E-mail: invest@canadianzinc.com, Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 07:00e 29-MAY-18